UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Data I/O Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

237690102

(CUSIP Number)

Lloyd I. Miller, III

222 Lakeview Avenue
Suite 160-365

West Palm Beach, FL 33401

(561) 287-5399

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 237690102

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,454
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 121,454
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

CUSIP 237690102

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,936
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 114,936
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A2

This constitutes Amendment No. 2 to the statement on Schedule 13D (the “Amendment No. 2”) filed on behalf Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller” and together with Singer, collectively the “Reporting Persons”), filed on October 1, 2012 (the “Statement”), relating to the common stock (the “Common Stock”) of Data I/O Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6464 185th Avenue NE, Suite 101, Redmond, Washington 98052. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Singer may be deemed to beneficially own 121,454 shares through the Trust, as follows:

Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the shares was approximately $229,611.00.

Miller may be deemed to beneficially own 114,936 shares through Trust A-4, as described below:

Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $220,066.50.

The aggregate purchase prices set forth in this Item 3 may include brokerage commissions and certain cost basis adjustments.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following at the end thereof:

This Amendment No. 2 is being filed to report that since the filing of the Amendment No. 1, dated December 19, 2012, a material change occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons. In addition, the Reporting Persons are no longer members of a Section 13(d) group and the Section 13(d) group has disbanded. As a result of the material change and the disbanding of the Section 13(d) group, neither of the Reporting Persons beneficially owns five percent (5%) or more of the shares of Common Stock. This Amendment No. 2 is the final amendment to the Statement and constitutes an exit filing.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Singer, as trustee of the Trust, may be deemed to beneficially own 121,454 shares of the Issuer, comprising approximately 1.6% of the outstanding shares of the Issuer, based on 7,786,053 shares outstanding as reported in the Issuer’s Form 10-Q filed on November 18, 2013.

Miller may be deemed to beneficially own 114,936 shares, which is equal to approximately 1.5% of the outstanding shares of the Issuer, based on 7,786,053 shares outstanding as reported in the Issuer’s Form 10-Q filed on November 18, 2013. As of the date hereof, 114,936 of the shares beneficially owned by Miller are owned of record by Trust A-4.

(b) Singer has sole dispositive and voting power over the shares owned by the Trust as reported on this Schedule 13D.

Miller has sole dispositive and voting power for the shares owned by Trust A-4 as reported on this Schedule 13D.

(c) The following table details the transactions effected by the Reporting Persons in the past 60 days.

Singer Children’s Management Trust

Date of Transaction	Number of Shares Sold	Price Per Share
January 23, 2014	500	$3.00
January 24, 2014	107,900	$3.1746
January 27, 2014	39,100	$3.25

Lloyd I. Miller, III - Trust A-4

Date of Transaction	Number of Shares Sold	Price Per Share
January 24, 2014	107,900	$3.1746
January 27, 2014	39,100	$3.25

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014

KAREN SINGER

By	/s/ Karen Singer

Lloyd I. Miller, III

By	/s/ Lloyd I. Miller, III